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                              September 7, 2021

       Joel Shulman
       Chief Executive Officer
       Apeiron Capital Investment Corp.
       175 Federal Street, Suite 875
       Boston, Massachusetts 02110

                                                        Re: Apeiron Capital
Investment Corp.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed August 27,
2021
                                                            File No. 333-257369

       Dear Dr. Shulman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. Please revise to include the percentage of the offering that the anchor investors may purchase. Please also
revise your disclosure throughout your registration statement.
       Expressions of Interest, page 17

   2.                                                   Please disclose that
the anchor investors    ownership of the Sponsor shares provides an
                                                        incentive for them to
vote their public shares, if any, in favor of your initial business combination.
   3. Please revise your disclosure to clarify whether the allocation by the underwriters will be
 Joel Shulman
Apeiron Capital Investment Corp.
September 7, 2021
Page 2
         subject to satisfying NYSE initial listing requirements.
4. We note your risk factor disclosure on page 35. Please highlight here that your Sponsor and the anchor investors would collectively have substantial control and be able to exercise significant influence over all matters requiring stockholder approval.
If we seek stockholder approval of our initial business combination, our initial stockholders, page 35

5. Please update to include the required percentage of the public shares sold in this offering to be voted in favor of an initial business combination in the event that the anchor investors purchase all of the units that they have expressed an interest in purchasing in this offering. Please also update your disclosure on page 17.
       You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameJoel Shulman                                  Sincerely,
Comapany NameApeiron Capital Investment Corp.
                                                                Division of
Corporation Finance
September 7, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName